UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 18, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release: **ANGLOGOLD ASHANTI ANNOUNCES A CHANGE TO ITS BOARD OF DIRECTORS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti", "AGA" or "Company")

NEWS RELEASE

ANGLOGOLD ASHANTI ANNOUNCES A CHANGE TO ITS BOARD OF DIRECTORS

(PRESS RELEASE – JOHANNESBURG) -- In compliance with paragraph 3.59(c) of the JSE Limited Listings Requirements, the board of AngloGold Ashanti is pleased to announce that Mr Scott P Lawson has been appointed as an independent non-executive director of the Company with effect from 1 December 2021. Mr Lawson will serve as a member of the Investment Committee and the Social, Ethics and Sustainability Committee.

Mr Lawson served as the Executive Vice President and Chief Integration Officer for Newmont Mining Corporation until January 2020. Prior to this he served as Executive Vice President and Chief Technology Officer and in other senior technical roles at Newmont Mining for seven years. He spent twenty-two years with the international mining group Rio Tinto serving in executive roles with Rio Tinto Alcan, Rio Tinto Technology and Innovation and Kennecott Utah Copper. He started his career with Barrick.

Mr Lawson graduated with a Bachelor of Science, Civil Engineering at the University of Utah and earned his Master of Business Administration at the University of Phoenix.

Commenting on the appointment, AngloGold Ashanti Chairman Maria Ramos said: *"I am delighted to welcome Scott to the AngloGold Ashanti board. The depth and breadth of his technical and mining expertise will add significant value to our business."*

ENDS

Johannesburg
18 November 2021

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

<u>**Media**</u>
Chris Nthite	+27 11 637 6388/+27 83 301 2481	cnthite@anglogoldashanti.com
Julie Bain	+27 66 364 0038	jbain@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

<u>**Investors**</u>
Sabrina Brockman	+1 646 880 4526/ +1 646 379 2555	sbrockman@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 18, 2021

By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary